UNITEDSTATES
SECURITIESANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/31/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRC Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

710 Johnnie Dodds Blvd, Suite 300
(No. and Street)

Mt. Pleasant	SC	29464
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Papatsos, CFO of TRC Markets LLC — (646) 844-9539
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Papatsos _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
TRC Markets LLC _____, as
of December 31 _____, 20 17 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Mallory McFarland NOTARY PUBLIC, STATE OF NEW YORK Registration #01MC6347693 Qualified In New York County Commission Expires Sept. 12, 2020



Signature

CFO _____
Title

Mallory McFarland
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRC MARKETS LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

TRC MARKETS LLC

CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of TRC Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TRC Market LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
February 26, 2018

TRC MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$	5,933,896
Receivable from clearing broker		239,080
Receivable from affiliate		36,034
Other assets		2,933
Total assets	$	6,211,943

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	750,884
Deferred revenue		1,239,081
Due to Tower Research Capital LLC (Note 5)		197,564
Total liabilities		2,187,529
Member's equity		4,024,414
Total liabilities and member's equity	$	6,211,943

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies

Nature of Business

TRC Markets LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of Tower Research Capital LLC (the "Parent"). The Company's operations consist primarily of agency execution in, but not limited to, exchange-traded funds ("ETFs") and equities in the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various securities exchanges, as well as Financial Industry Regulatory Authority ("FINRA"), which is its designated examining authority ("DEA") as of December 31, 2017.

The Company is exempt from preparing a Customer Reserve computation pursuant to SEC Rule 15C3-3(k)(2)(ii).

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Fair Value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

Commission fees

The Company enters into securities transactions such as trade executions for its affiliated customers and recognizes commission fees on a trade-date basis.

Exchange Rebates

The Company routes orders to national securities exchanges. Those exchanges charge fees for certain orders and provide rebates for others as described in each exchange's fee schedule. The exchange rebates are recognized as earned. During 2017, the Company incurred $1,625,425 of exchange fees which are included in brokerage, exchange, and clearance fees in the Statement of Operations. The Company received $91,042 of exchange rebates which are also included in the Statement of Operations.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on income. As the Company's activity is not subject to taxes using currently enacted tax laws and rates, no provision for tax is provided, in accordance with GAAP.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's Parent remains subject to income tax audits for the period after 2014.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"), as subsequently amended, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company is not early adopting this standard. The Company has determined this will not have a material impact on the financial statement.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

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2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the following aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was $3,985,447, which was $3,839,612 in excess of its minimum net capital requirement of $145,835.

3. Concentrations of credit risk

The Company maintains its cash balances in financial institutions in excess of federally insured limits. The Company does not consider itself to be at risk with respect to its cash balances.

4. Fair value hierarchy

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, receivable from broker, receivable from affiliate, other assets, accounts payable, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2017, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash	$5,933,896	$5,933,896	$–	$–	$5,933,896
Receivable from clearing broker	239,080	–	239,080	–	239,080
Receivable from affiliate	36,034	–	36,034	–	36,034
Other assets	2,933	–	2,933	–	2,933
TOTALS	$6,211,943	$5,933,896	$278,047	$–	$6,211,943
LIABILITIES					
Accounts payable and accrued expenses	$750,884	$–	$750,884	$–	$750,884
Deferred revenue	1,239,081	–	1,239,081	–	1,239,081
Due to Tower Research Capital LLC	197,564	–	197,564	–	197,564
TOTALS	$2,187,529	$–	$2,187,529	$–	$2,187,529

TRC Markets LLC

NOTES TO FINANCIAL STATEMENTS

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5. Related party transactions

The Company has an expense sharing agreement with the Parent. Pursuant to this expense sharing agreement, the Company pays the Parent rent for office space and equipment, as well as office and administrative support services. For the year ended December 31, 2017, the total fees charged by the Parent were $2,122,416, which is reflected on the Statement of Operations. As of December 31, 2017, $197,564 is due to the Parent related to these expenses, which is included in Due to Tower Research Capital LLC on the Statement of Financial Condition.

The Company enters into securities transactions such as trade executions for its affiliated customers. These affiliated transactions are conducted with Spire X Trading LLC and Rothar Analytic Investments Limited. The customers may prepay commission to the Company, as a result cash collected in advance of services provided is recorded as deferred revenue. At December 31, 2017, the total receivable from affiliate was $36,034 and deferred revenue was $1,239,081. Two affiliated customers accounted for 100% of the commission fees revenue for the year ended December 31, 2017.

6. Receivable from clearing broker

The amounts receivable and payable from brokers arise in the ordinary course of business.

At December 31, 2017, the receivable from clearing broker in the Statement of Financial Condition consists of cash from one broker. The Company has also agreed to maintain a minimum net liquidating balance of $100,000 with the broker. The amount held at the broker at December 31, 2017 is $239,080.

7. Subsequent events

No recordable or disclosable events occurred.

.